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                                                                   EXHIBIT 12(b)



                            D&N CAPITAL CORPORATION
               Computation of ratio of earnings to fixed charges
                   and preferred stock dividend requirements


                     For the Six Months Ended June 30, 2001
                          (In thousands, except ratio)

   Net income                                            $1,942

   Fixed charges:
       Advisory fees                                         73

   Total fixed charges                                       73

   Earnings before fixed charges                         $2,015

   Fixed charges, as above                                   73

   Preferred stock dividend requirement                   1,361

   Fixed charges including preferred stock dividends     $1,434

   Ratio of earnings to fixed charges and preferred
       stock dividends requirements                        1.41


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